06003904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 33312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JMC Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9710 Scranton Rd. Ste. 100
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

~~Lee Forrester~~ 858-450-0055 Xt. 155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

PROCESSED
APR 21 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 28 2006
WASH. D.C. 203
PROCESSING SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lee Forrester, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JMC Financial Corporation, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

ROBERT E. JEFFORDS
Commission # 1409784
Notary Public - California
San Diego County
My Comm. Expires Apr 7, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(Supplemental Report on Internal Control Structure)

JMC Financial Corporation

(SEC File Number 8-33312)

Financial Statements and Supplemental Schedule
for the Year Ended December 31, 2005 with
Independent Auditors' Report Thereon and
Supplemental Report on Internal Control

JMC FINANCIAL CORPORATION
TABLE OF CONTENTS

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JMC Financial Corporation

We have audited the accompanying statement of financial condition of JMC Financial Corporation (the "Company") as of December 31, 2005, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JMC Financial Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under SEC rule 15c3-1, and statements of computation for determination of reserve requirements under SEC rule 15c3-3 and information relating to possession or control requirements under SEC rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

JMC FINANCIAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2005

ASSETS		
Cash and cash equivalents	$	18,963
Accounts receivable		11,417
Marketable security, at fair value (Note 4)		10,200
Due from affiliate		50,964
Total Assets	$	91,544
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities	$	50
Income taxes payable (Note 5)		13,225
Total Liabilities		13,275
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value, authorized 10,000 shares, 10,000 shares issued and outstanding		10,000
Retained earnings		68,269
Total Shareholder's Equity		78,269
Total Liabilities and Shareholder's Equity	$	91,544

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions and fees	$ 107,679
Unrealized gain on marketable security (Note 4)	4,644
Total revenues	112,323
EXPENSES:	
Compensation and benefits	32,852
General and administrative	13,077
Occupancy, communications and systems	5,632
Total expenses	51,561
Income before income taxes	60,762
Income tax expense (Note 5)	(20,425)
Net income	$ 40,337

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2004	$ 10,000	$ 52,932	$ 62,932
Net income	-	40,337	40,337
Dividend to Parent (Note 6)	-	(25,000)	(25,000)
Balance at December 31, 2005	$ 10,000	$ 68,269	$ 78,269

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 40,337
Adjustments to reconcile net income to net cash used in operating activities:	
Unrealized gain on marketable security	(4,644)
Net change in:	
Accounts receivable	2,174
Accounts payable and accrued liabilities	(400)
Income taxes payable	13,225
Due to/from affiliate	(67,859)
Net cash used in operating activities	(17,167)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of marketable securities	(4,800)
Net cash used in investing activities	(4,800)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividend to Parent	(25,000)
Net cash used in financing activities	(25,000)
Net decrease in cash and cash equivalents	(46,967)
Cash and cash equivalents at beginning of year	65,930
Cash and cash equivalents at end of year	$ 18,963
Cash payments for income taxes	$ 7,200

See accompanying notes to financial statements.

JMC FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. ORGANIZATION

JMC Financial Corporation (the "Company") is a wholly owned subsidiary of James Mitchell & Co. (the "Parent" or "JMC"), which is a wholly owned subsidiary of Detwiler, Mitchell & Co. ("DMC"). The Company is registered with the Securities and Exchange Commission as a broker-dealer and principally sells and services variable annuities and mutual fund investments.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — The Company maintains cash and cash equivalents deposits which from time to time can be in excess of Federally insured limits at certain financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks.

Revenue Recognition – Commission revenue from the sale of variable annuities and mutual funds is recorded on the trade date. Asset-based fees are determined based upon the average balance of assets serviced during the month.

Fair Value of Other Financial Instruments — The carrying amount of receivables and payables are reported in the statement of financial condition at cost which approximates fair value.

Marketable Securities — Marketable securities are recorded at fair value and may result in the recognition of unrealized gains or losses due to changes in their fair value. Realized gains and losses are recognized when the security is sold.

Income Taxes - Income tax liabilities are recorded through charges to the statement of operations for the estimated income taxes payable for the current period.

The Company participates in the filing of consolidated Federal and state income tax returns of its parent and records Federal and state income tax expense using a 34% estimated income tax rate.

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. Net capital is computed under the aggregate indebtedness method which requires that minimum net capital exceed 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. The Company cannot reduce its net capital or pay cash dividends if its resulting net capital would be less than 10% of aggregate indebtedness or 120% of the minimum dollar requirement, whichever is greater. A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

At December 31, 2005, the Company had net capital of $6,176, which exceeded the minimum net capital requirement of $5,000 by $1,176, and a percentage of aggregate indebtedness to net capital of 215%.

4. MARKETABLE SECURITIES

In 2005, the Company exercised certain common stock warrants and recorded an unrealized gain of $4,644 on its marketable investment security at December 31, 2005.

5. INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2005 follows:

Current:	
Federal	$ 16,785
State	3,640
Deferred	-
	$ 20,425

The Company participates in the filing of consolidated Federal and state income tax returns of its parent and records Federal and state income tax expense using an approximate 34% estimated income tax rate.

6. RELATED PARTY TRANSACTIONS

JMC Financial Corporation receives substantially all of its executive, administrative, supervisory and support services from three full-time employees who are directly employed and compensated by JMC. Additionally, JMC provides certain equipment, telephone, office space and other ancillary services on behalf of the Company. Such expenses are provided to the Company by JMC in accordance with its expense sharing agreement with JMC. In accordance with NASD Notice to Members 03-63 entitled "Expense-Sharing Agreements," the Company incurred $50,964 in expenses for such services.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

The Company, from time to time, returns excess capital to its Parent in the form of a dividend. In December 2005, after consideration of the profits for 2005, the Board of Directors approved a dividend for $25,000 to its sole stockholder, JMC.

7. REPRESENTATIONS AND WARRANTIES

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

JMC FINANCIAL CORPORATION
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
AT DECEMBER 31, 2005

NET CAPITAL:		
Total Shareholder's Equity		$ 78,269
Less Non-Allowable Assets:		
Accounts receivable	$ (10,929)	
Marketable security	(10,200)	
Due from affiliate	(50,964)	(72,093)
NET CAPITAL		6,176
Minimum Net Capital Requirement: 6 2/3% of Aggregate Indebtedness of $13,275 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL		$ 1,176
SCHEDULE OF AGGREGATE INDEBTEDNESS:		
Aggregate Indebtedness		$ 13,275
Percentage of Aggregate Indebtedness to Net Capital		215%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited and amended FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2005.

JMC FINANCIAL CORPORATION

STATEMENT OF COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2005

A computation of reserve requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

JMC FINANCIAL CORPORATION

STATEMENT OF INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AT DECEMBER 31, 2005

Information relating to possession or control requirements is not applicable to JMC Financial Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(1).

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

**Independent Auditors' Report On
Internal Control Required By Sec Rule 17a-5 for a
Broker-Dealer Claiming an Exemption from
SEC Rule 15c3-3**

To the Board of Directors of
JMC Financial Corporation

In planning and performing our audit of the financial statements and supplemental schedule of JMC Financial Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

99 High Street • Boston, Massachusetts • 02110-2320 • Phone 617-439-9700 • Fax 617-542-0400
1500 Main Street • Suite 1500 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
January 20, 2006